Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 000 -30702)

Advanced Semiconductor Engineering, Inc.

Below is the English version of our TWSE MOPS filings on December 20, 2017.

Regulation: Published pursuant to Article 4 Paragraph 17 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2017/12/20

Time of announcement: 15:02:10

Subject: The BOD convenes the 2018 First Extraordinary General Meeting (including promoters' meeting of ASE Industrial Holding Co., Ltd.)

Date of events: 2017/12/20

To which item it meets: paragraph 17

Statement:

1. Date of the board of directors resolution: 2017/12/20

2. Date for convening the special shareholders' meeting: 2018/02/12

3. Location for convening the special shareholders' meeting: Zhuang Jing Auditorium, 600 Jiachang Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan

4. Cause or subjects for convening the meeting

(1)	Report Items: The audit committee's report on the proposed formation of ASE Industrial Holding Co., Ltd. by way of joint share exchange between ASE and SPIL

5. Cause or subjects for convening the meeting

(2)	Matters for Ratification: N/A

6. Cause or subjects for convening the meeting

(3)	Matters for Discussion:

Matters for Discussion - Section 1

Proposal 1. To consider and to vote upon the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016 and as supplemented by the Supplemental Agreement dated December 14, 2017 (the "Joint Share Exchange Agreement") and the proposed share exchange and the other transactions contemplated by the Joint Share Exchange Agreement

Proposal 2. To consider and to vote upon the amendment to the Procedures for Lending Funds to Other Parties of ASE

Proposal 3. To consider and to vote upon the amendment to the Procedures of Making the Endorsement and Guarantees of ASE

Proposal 4. To consider and to vote upon the amendment to the Procedures for Acquisition or Disposal of Assets of ASE

Matters for Discussion - Section 2

Proposal 1. To consider and to vote upon the Rules of Procedure for Shareholders' Meetings of ASE Industrial Holding Co., Ltd. ("HoldCo")

Proposal 2. To consider and to vote upon the adoption of the articles of incorporation of HoldCo

Proposal 3. To consider and to vote upon the Rules Governing the Election of Directors and Supervisors of HoldCo

Matters for Discussion - Section 3 (proceeds after the completion of elections)

Proposal 1. To consider and to vote upon the proposal to waive the non-competition clauses applicable to newly elected directors of HoldCo

Proposal 2. To consider and to vote upon the Procedures for Lending Funds to Other Parties of HoldCo

Proposal 3. To consider and to vote upon the Procedures of Making the Endorsement and Guarantees of HoldCo

Proposal 4. To consider and to vote upon the Procedures for Acquisition or Disposal of Assets of HoldCo

7. Cause or subjects for convening the meeting

(4)	Elections: To elect the members of the the board of directors and supervisors of HoldCo

8. Cause or subjects for convening the meeting

(5)	Other Proposals: N/A

9. Cause or subjects for convening the meeting

(6)	Extemporary Motions: N/A

10. Book closure starting date: 2018/01/14

11. Book closure ending date: 2018/02/12

12. Any other matters that need to be specified: N/A

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 2

Date of announcement: 2017/12/20

Time of announcement: 15:02:46

Subject: To announce the Company's material board resolution of 2017/12/20

Date of events: 2017/12/20

To which item it meets: paragraph 49

Statement:

1. Date of occurrence of the event: 2017/12/20

2. Company name: Advanced Semiconductor Engineering, Inc.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

ASE's board meeting passes the following material resolutions today:

(1)	to propose the extraordinary general meeting to pass the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016 and as supplemented by the Supplemental Agreement dated December 14, 2017 (the "Joint Share Exchange Agreement") and the proposed share exchange and the other transactions contemplated by the Joint Share Exchange Agreement

(2)	to amend the Procedures for Lending Funds to Other Parties of ASE

(3)	to amend the Procedures of Making the Endorsement and Guarantees of ASE

(4)	to amend the Procedures for Acquisition or Disposal of Assets of ASE

(5)	to adopt the Rules of Procedure for Shareholders' Meetings of ASE Industrial Holding Co., Ltd. ("HoldCo")

(6)	to adopt the articles of incorporation of HoldCo

(7)	to adopt the Rules Governing the Election of Directors and Supervisors of HoldCo

(8)	to elect the first term of directors and supervisors of HoldCo

(9)	to waive the non-competition clauses applicable to newly elected directors of HoldCo

(10)	to adopt the Procedures for Lending Funds to Other Parties of HoldCo

(11)	to adopt the Procedures of Making the Endorsement and Guarantees of HoldCo

(12)	to adopt the Procedures for Acquisition or Disposal of Assets of HoldCo

(13)	to convene ASE's first extraordinary general meeting of shareholders of 2018 (also the HoldCo's promoters' meeting) at 10am on February 12, 2018 at Zhuang

Jing Auditorium, 600 Jiachang Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Safe Harbor Notice:

This statement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding the expected completion of the proposed combination between ASE and Siliconware Precision Industries Co., Ltd. (“SPIL”) and any benefits or synergies of the proposed combination, as well as ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on certain assumptions made by ASE or HoldCo (if established) based on management’s experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management as well as information from other sources ASE’s management believes to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this statement. The words “will,” “potential,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “may,” “could,” “project,” or their negatives, and other similar expressions or statements, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements, although not all forward-looking statements contain such identifying words. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. These include risks and uncertainties that may affect the proposed combination with SPIL, the satisfactory completion of due diligence by the parties, the ability of the parties to negotiate and enter into a definitive agreement and, if such an agreement is entered into, the satisfaction of the conditions contained in the definitive agreement, any delay or inability to obtain necessary approvals or consents from third parties and the ability of the parties to realize the anticipated benefits from the proposed business transaction. ASE cannot guarantee that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established) actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2016 Annual Report on Form 20-F filed on April 21, 2017. Any forward-looking statement speaks only as of the date on which such statement is made and ASE undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

This statement is not an offering of securities for sale in any jurisdiction:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. ASE has filed a registration statement on Form F-4 with the U.S. SEC in connection with the proposed joint share exchange between ASE and SPIL (the “Joint Share Exchange”). The Form F-4 contains a prospectus and other documents. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.